UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*



Mark Solutions, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value Per Share
(Title of Class of Securities)

570418103
(CUSIP Number)


Arthur H. Amron
411 West Putnam Avenue
Greenwich, CT  06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 3, 1997
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






































SCHEDULE 13D
CUSIP No. 570418103

1    NAME OF REPORTING PERSONS
     Marquise LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)   []
     CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

               8    SHARED VOTING POWER
                    1,562,500

               9    SOLE DISPOSITIVE POWER
                    None

               10   SHARED DISPOSITIVE POWER
                    1,562,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,562,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                    [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.6%

14   TYPE OF REPORTING PERSON*
     OO
SCHEDULE 13D
CUSIP No. 570418103

1    NAME OF REPORTING PERSONS
     Wexford Management LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                 [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Connecticut

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

               8    SHARED VOTING POWER
                    1,712,500

               9    SOLE DISPOSITIVE POWER
                    None

               10   SHARED DISPOSITIVE POWER
                    1,712,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,712,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.1%

14   TYPE OF REPORTING PERSON*
     OO

SCHEDULE 13D
CUSIP No.570418103

1    NAME OF REPORTING PERSONS
     Charles E. Davidson
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

     NUMBER OF
     SHARES
     BENEFICIALLY
     OWNED BY
     EACH
     REPORTING
     PERSON WITH    7    SOLE VOTING POWER
                         None

                    8    SHARED VOTING POWER
                         1,712,500

                    9    SOLE DISPOSITIVE POWER
                         None

10   SHARED DISPOSITIVE POWER
     1,712,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,712,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.1%

14   TYPE OF REPORTING PERSON*
     IN

SCHEDULE 13D
CUSIP No.570418103

1    NAME OF REPORTING PERSONS
     Wexford Special Situations 1996, LP
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)   []

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               100,395

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               100,395

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     100,395

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                    [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.6%

14   TYPE OF REPORTING PERSON*
     PN
SCHEDULE 13D
CUSIP No. 570418103

1    NAME OF REPORTING PERSONS
     Wexford Special Situations 1996 Institutional, LP
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               18,660

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               18,660

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,660

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%

14   TYPE OF REPORTING PERSON*
     PN
SCHEDULE 13D
CUSIP No. 570418103

1    NAME OF REPORTING PERSONS
     Wexford Special Situations 1996 Limited
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                      [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               5,025

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               5,025

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,025

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

14   TYPE OF REPORTING PERSON*
     CO
SCHEDULE 13D
CUSIP No. 570418103

1    NAME OF REPORTING PERSONS
     Wexford-Euris Special Situations 1996, LP
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               25,920

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               25,920

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,920

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.2%

14   TYPE OF REPORTING PERSON*
     PN
SCHEDULE 13D
CUSIP No. 570418103

1    NAME OF REPORTING PERSONS
     Wexford Advisors, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                      [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               105,420

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               105,420

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     105,420

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.7%

14   TYPE OF REPORTING PERSON*
     OO
SCHEDULE 13D
CUSIP No. 570418103

1    NAME OF REPORTING PERSONS
     Wexford Euris Advisors, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               25,920

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               25,920

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     25,920

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.2%

14   TYPE OF REPORTING PERSON*
     OO

SCHEDULE 13D
CUSIP No. 570418103

1    NAME OF REPORTING PERSONS
     Joseph M. Jacobs
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                 [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

               8    SHARED VOTING POWER
                    1,712,500

               9    SOLE DISPOSITIVE POWER
                    None

               10   SHARED DISPOSITIVE POWER
                    1,712,500

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,712,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.1%

14   TYPE OF REPORTING PERSON*
     IN

                         Schedule 13D


Item 1.   Security and Issuer.

          The class of securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Mark Solutions, Inc. ("MSI"). MSI is a Delaware corporation with its principal executive offices at 1515 Broad Street, Parkway Technical Center, Bloomfield, New Jersey 07003.


Item 2.   Identity and Background.

          This statement is being filed by (a) Marquise LLC, a Delaware limited liability company ("Marquise"), (b) Wexford Management LLC, a Connecticut limited liability company ("Wexford Management"), (c) Wexford Special Situations 1996, LP, a Delaware limited partnership, and Wexford Special Situations 1996 Institutional, LP, a Delaware limited partnership (collectively, the "Special Funds"), (d) Wexford Special Situations 1996 Limited, a Cayman Islands company ("Wexford Cayman"), (e) Wexford-Euris Special Situations 1996, LP, a Delaware limited partnership ("Euris Fund"), (f) Wexford Advisors, LLC, a Delaware limited liability company (the "Special General Partner"), (g) Wexford-Euris Advisors, LLC, a Delaware limited liability company (the "Euris General Partner"), (h) Charles E. Davidson and (i) Joseph M. Jacobs (the individuals and entities referred to above, collectively, the "Reporting Persons") with respect to shares of Common Stock beneficially owned by the Reporting Persons.

          Marquise is a limited liability company, the members of which are the following private investment companies: the Special Funds, Wexford Cayman, Euris Fund, Wexford Spectrum Fund I, LP, a Delaware limited partnership, Wexford Spectrum Fund II, LP, a Delaware limited partnership, and Wexford Offshore Spectrum Fund, a Cayman Islands exempted company.

          Marquise was organized for the purpose of investing in the Debenture (as defined in item 3 below).

          Wexford Management is the manager of Marquise. Wexford Management also serves as an investment advisor to, among other members of Marquise, the Special Funds and Euris Fund and as sub-advisor to the Special General Partner in respect of Wexford Cayman's assets and investments. Wexford Management's principal business and office address is 411 West Putnam Avenue, Greenwich, CT 06830.

          As the manager of Marquise and investment advisor or sub-advisor to the Special Funds, Euris Fund and the Special General Partner, Wexford Management has full power and authority to supervise those entities' investments and cause those entities to purchase or sell any asset and enter into any other investment related transaction, including lending securities, exercising control over a company and exercising voting or approval rights.

          The Special Funds, Euris Fund and Wexford Cayman are private investment funds organized for the purpose of seeking capital appreciation and interest and dividend income through investments in companies, securities, other financial instruments, real estate and related derivative instruments and mortgages, and any and all other types of investments determined as appropriate by their respective general partners and investment advisors. Their principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue Greenwich, CT 06830 (in the case of the Special Funds and Euris Fund) and c/o Hemisphere Fund Managers Limited, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, B.W.I. (in the case of Wexford Cayman).

          The principal business and activity of each of the Special General Partner and the Euris General Partner is to act as general partner of the Special Funds and Euris Fund, respectively. In addition, the Special General Partner acts as the investment advisor to Wexford Cayman and, in such capacity, has power and authority similar to Wexford Management's in its capacity as the investment advisor to the Special Funds and Euris Fund. Their principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue Greenwich, CT 06830.

          Charles E. Davidson is chairman and a controlling member of each of Wexford Management, the Special General Partner and the Euris General Partner; Mr. Davidson owns 48.05% of Wexford Management and 49% of each of the Special General Partner and the Euris General Partner. Mr. Davidson also is: (a) a director and the chairman of the board of directors of Presidio Capital Corp. ("Presidio"), the post-bankruptcy successor to Integrated Resources, Inc.; (b) chairman of DLB Oil and Gas, Inc., an oil exploration company; (c) chairman of the board and a director of Resurgence Properties, Inc., a real estate management company ("Resurgence"); (d) a director of Technology Service Group, Inc., a company engaged in the design, development, manufacturing and sale of public communications products and services; and (e) a controlling person or an investor in a number of private companies, including certain members of Marquise and their controlling persons. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT 06830. He is a citizen of the United States.

          Joseph M. Jacobs is president, managing member and a controlling member of Wexford Management, a director of Wexford Cayman, president, secretary and a controlling member of each of the Special General Partner and the Euris General Partner and president of Marquise; Mr. Jacobs owns 48.05% of Wexford Management and 49% of each of the Special General Partner and the Euris General Partner. Mr. Jacobs also is a director and the chief executive officer and president of Presidio and a director and the chief executive officer, president and treasurer of Resurgence. Mr. Jacobs also is a controlling person or an investor in a number of private companies, including certain members of Marquise and their controlling persons. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT 06830. He is a citizen of the United States.

          Arthur H. Amron is a senior vice president and general counsel of Wexford Management, a vice president and assistant secretary of each of the Special General Partner and the Euris General Partner and a vice president and assistant secretary of Marquise. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT 06830. He is a citizen of the United States.

          Frank Goveia is a senior vice president and chief operating officer of Wexford Management. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT 06830. He is a citizen of the United States.

          Robert Holtz is a senior vice president and assistant corporate secretary of Wexford Management and a vice president of Marquise. Mr. Holtz also is a vice president and secretary of Presidio and a vice president and assistant secretary of Resurgence. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue Greenwich, CT 06830. He is a citizen of the United States.

          Jay Maymudes is chief financial officer, treasurer and a senior vice president of Wexford Management, a vice president, treasurer and secretary of the Special General Partner, a vice president of the Euris General Partner and a vice president, secretary and treasurer of Marquise. Mr. Maymudes also is a vice president, treasurer and a chief financial officer of Presidio and the chief financial officer, secretary and a vice president of Resurgence. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue Greenwich, CT 06830. He is a citizen of the United States.

          Mark Plaumann is a senior vice president of Wexford
Management.  His principal business and office address is c/o
Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT
06830.  He is a citizen of the United States.

          Frank Plimpton is a vice president of Wexford
Management.  His principal business and office address is c/o
Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT
06830.  He is a citizen of the United States.

          Wexford Cayman has entered into an administration agreement with Hemisphere Fund Managers Limited, a Cayman Island company (the "Administrator"), pursuant to which the Administrator performs accounting and day-to-day administrative duties with respect to Wexford Cayman. The Administrator administers the business and property of Wexford Cayman under the supervision and direction of its board of directors, and arranges for other administrative services as Wexford Cayman may require from time to time.

          Christopher Wetherhill is a director and president of Wexford Cayman. He also is the president and chief executive officer of MRM Financial Services Ltd., the parent of [the Administrator]. His principal business and office address is Hemisphere House, 9 Church Street, Hamilton, Bermuda. He is a citizen of Great Britain.

          Patralea Robinson is a director of Wexford Cayman. She also is vice president, operations of the Administrator. Her principal business and office address is Hemisphere House, 9 Church Street, Hamilton, Bermuda. She is a citizen of Bermuda.

          Thomas S. Healy is a director and treasurer of Wexford
Cayman.  He also is director of operations of [the
Administrator]. His principal business and office address is Hemisphere House, 9 Church Street, Hamilton Bermuda. He is a citizen of Ireland.

          Stuart Drake is a director of Wexford Cayman. He also is vice president, fund administration, of [the Administrator]. His principal business and office address is Hemisphere House, 9 Church Street, Hamilton Bermuda. He is a citizen of Great Britain.

          Madeline Reape is secretary of Wexford Cayman. She also is administrative assistant to the president and chief executive officer of MRM Financial Services Ltd. Her principal business and office address is Hemisphere House, 9 Church Street, Hamilton Bermuda. She is a citizen of Bermuda.

          None of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any of the other individuals listed above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

          The members of Marquise have contributed to the capital of Marquise, from their respective funds, the funds required to purchase from MSI, in a private transaction on June 3, 1997 for $1,250,000, a 7% Convertible Debenture due June 2, 1999 of MSI in the principal amount of $1,250,000 (the "Debenture") and to pay all related costs and expenses. See item 2 above.

          The Debenture is convertible from time to time at the holder's option, at any time before maturity, into an aggregate of up to 1,562,500 shares of Common Stock at a conversion price of $0.80 per share (subject to adjustment).

          MSI is obligated to file, and for two years maintain the effectiveness of, a registration statement under Securities
Act of 1933 covering sales of shares of Common Stock issued upon conversion of the Debenture.

          The Special Funds, Euris Fund and Wexford Cayman have used their available funds contributed by their respective investors to purchase shares of Common Stock as follows: Wexford Special Situations 1996, LP purchased 66,930 shares and 33,465 shares on October 18, 1996 and October 21, 1996, respectively, for $351,407.50 and $177,807.81, respectively; Wexford Special Situations 1996 Institutional, LP purchased 12,440 shares and 6,220 shares on October 18, 1996 and October 21, 1996, respectively, for $65,335.00 and $33,068.75, respectively; Euris Fund purchased 17,280 shares and 8,640 shares on October 18, 1996 and October 21, 1996, respectively, for $90,745.00 and $45,525.00, respectively; and Wexford Cayman purchased 3,350 shares and 1,175 shares on October 18, 1996 and October 21, 1996, respectively, for $17,612.50 and $8,923.44, respectively. Each purchase on October 18, 1996 and October 21, 1996 was at an average price of $5.25 per share and $5.3125 per share, respectively.

Item 4.  Purpose of Transaction.

          The Reporting Persons have acquired the Debenture and the shares of Common Stock for investment purposes and with a view to making a profit. In addition, the Reporting Persons and their affiliates may in the future acquire additional securities of MSI from time to time, if such securities become available to them at favorable prices. Any such acquisitions may be made through private purchases, in the open market or by any other means deemed advisable, and may be at higher or lower prices than those paid for the securities already acquired.

          The shares that may be acquired upon conversion of the Debenture may be disposed of by Marquise at any time or from time to time, in whole or in part, commencing December 3, 1997.

          None of the Reporting Persons have any present plans or intentions with respect to a merger, reorganization, liquidation, sale of assets or financing of MSI or a change in the management, capitalization or distribution policy of MSI.



Item 5.   Interest in Securities of the Issuer.


          As a result of Marquise's acquisition of the Debenture and the acquisitions of shares of Common Stock by the Special Funds, Euris Fund and Wexford Cayman, the Reporting Persons may be deemed to own beneficially the respective percentages and numbers of outstanding shares of Common Stock set forth below (on the basis of 14,755,467 shares of Common Stock of MSI outstanding, which, based upon certain publicly available information, is the number of shares outstanding as of May 13,
1997).


     A.   Wexford Management

          (a)  Aggregate number of shares of Common Stock
               beneficially owned:
                    Percentage: 11.1%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    1,712,500
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  1,712,500
          (c) Other than as reported in item 3 above, there were no transactions by Wexford Management during the past 60 days.
          (d)  Wexford Management may be deemed to
               have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     B.   Charles E. Davidson

          (a)  Aggregate number of shares of Common Stock
               beneficially owned:
                    Percentage: 11.1%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    1,712,500
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  1,712,500
          (c) Other than as reported in item 3 above, there were no transactions by Mr. Davidson during the past 60 days.
          (d)  Mr. Davidson may be deemed to
               have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     C.   Joseph M. Jacobs

          (a)  Aggregate number of shares of Common Stock
               beneficially owned:
                    Percentage: 11.1%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    1,712,500
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition: 1,712,500
          (c) Other than as reported in item 3 above, there were no transactions by Mr. Jacobs during the past 60 days.
          (d)  Mr. Jacobs may be deemed to
               have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.


     D.   Marquise

          (a)  Aggregate number of shares of Common Stock
               beneficially owned:
                    Percentage:  9.6%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    1,562,500
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  1,562,500
          (c) Other than as reported in item 3 above, there were no transactions by Marquise during the past 60 days.
          (d)  Marquise may be deemed to
               have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.


     E.   Wexford Special Situations 1996, LP

          (a) Aggregate number of shares of Common Stock beneficially owned: 100,395
                    Percentage:  0.6%.
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    100,395
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  100,395
          (c)  No transactions during the past 60 days.
          (d)  The Reporting Person may be deemed to
               have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     F.   Wexford Special Situations 1996 Institutional, LP

          (a) Aggregate number of shares of Common Stock beneficially owned: 18,660
                    Percentage:  0.1%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    18,660
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  18,660
          (c)  No transactions during the past 60 days.
          (d)  The Reporting Person may be deemed to
               have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     G.   Wexford Special Situations 1996 Limited

          (a)  Aggregate number of shares of Common Stock
               beneficially owned:  5,025
                    Percentage:  0.0%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    5,025
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  5,025
          (c)  No transactions during the past 60 days.
          (d)  The Reporting Person may be deemed to
               have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock
          (e)  Not applicable.

     H.   Wexford-Euris Special Situations 1996, LP

          (a) Aggregate number of shares of Common Stock beneficially owned: 25,920
                    Percentage:  0.2%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    25,920
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  25,920
          (c)  No transactions during the past 60 days.
          (d)  The Reporting Person may be deemed to
               have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     I.   Wexford Advisors LLC

          (a) Aggregate number of shares of Common Stock beneficially owned: 105,420
                    Percentage:  0.7%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    105,420
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  105,420
          (c)  No transactions during the past 60 days.
          (d)  The Reporting Person may be deemed to
               have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     J.   Wexford-Euris Advisors, LLC

          (a) Aggregate number of shares of Common Stock beneficially owned: 25,920
                    Percentage:  0.2%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    25,920
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  25,920
          (c)  No transactions during the past 60 days.
          (d)  The Reporting Person may be deemed to
               have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

          Wexford Management may, by reason of its status as manager of Marquise, as investment advisor to the Special Funds and Euris Fund and as sub-advisor to the Special General Partner on behalf of Wexford Cayman, be deemed to own beneficially the Common Stock of which Marquise, the Special Funds, Euris Fund and Wexford Cayman possess beneficial ownership.

          The Special General Partner may, by reason of its status as the general partner of the Special Funds, be deemed to own beneficially the Common Stock of which the Special Funds possess beneficial ownership. The Special General Partner may, by reason of its status as the investment advisor to Wexford Cayman, be deemed to own beneficially the Common Stock of which Wexford Cayman possesses beneficial ownership.

          The Euris General Partner may, by reason of its status as the general partner of Euris Fund, be deemed to own beneficially the Common Stock of which the Euris Fund possesses beneficial ownership.

          Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of the Special General Partner, the Euris General Partner and Wexford Management, be deemed to own beneficially the Common Stock of which Marquise, the Special Funds, Euris Fund and Wexford Cayman possess beneficial ownership.

          Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Management shares the power to vote and to dispose of the shares of Common Stock Marquise beneficially owns. Each of Charles E. Davidson, Joseph M. Jacobs, Wexford Management and the Special General Partner shares the power to vote and to dispose of the shares of Common Stock the Special Funds beneficially own.

          Each of Charles E. Davidson, Joseph M. Jacobs, Wexford
Management and the Euris General Partner shares the power to vote and to dispose of the shares of Common Stock Euris Fund beneficially owns.

          The Special General Partner shares with Wexford
Management and Wexford Cayman the power to vote and to dispose of the shares of Common Stock Wexford Cayman beneficially owns.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          See items 2, 3, 4 and 5 above.


Item 7.   Material to be Filed as Exhibits.

          1.   Exhibit I -    Agreement pursuant to Rule 13d-
                              (f)(1)(iii) filed herewith

          2.   Exhibit II -   Power of Attorney

Signature

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 12, 1997


                         MARQUISE LLC

                              By:  /s/Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title: Vice President


                         WEXFORD MANAGEMENT LLC

                              By:  /s/Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title: Senior Vice President


                         WEXFORD SPECIAL SITUATIONS 1996, LP
                         By: Wexford Management LLC,
                         its investment manager

                              By:  /s/Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title: Senior Vice President


                         WEXFORD SPECIAL SITUATIONS
                           1996 INSTITUTIONAL, LP
                         By:  Wexford Management LLC,
                              its investment manager

                              By:  /s/Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title: Senior Vice President


                         WEXFORD-EURIS SPECIAL SITUATIONS
                           1996, LP
                         By:  Wexford Management LLC,
                              its investment manager


                              By:  /s/Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title: Senior Vice President


                         WEXFORD SPECIAL SITUATIONS
                           1996 LIMITED
                         By:  Wexford Management LLC,
                              its investment sub-advisor

                              By:  /s/Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title: Senior Vice President


                         WEXFORD ADVISORS, LLC

                              By:  /s/Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title: Vice President


                         WEXFORD EURIS ADVISORS, LLC

                              By:  /s/Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title: Vice President


                              /s/ Charles E. Davidson
                              Charles E. Davidson

                              /s/Joseph M. Jacobs*
                              Joseph M. Jacobs






_____________________________________
*By Arthur H. Amron, attorney-in-fact

                         EXHIBIT INDEX

     1.   Exhibit I -    Agreement pursuant to Rule 13d-
                         1(f)(1)(iii) filed herewith

     2.   Exhibit II -   Power of Attorney

                              EXHIBIT I

     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

                         MARQUISE LLC

                              By:  /s/Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title: Vice President


                         WEXFORD MANAGEMENT LLC

                              By:  /s/Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title: Senior Vice President


                         WEXFORD SPECIAL SITUATIONS 1996, LP
                         By: Wexford Management LLC,
                         its investment manager

                              By:  /s/Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title: Senior Vice President


                         WEXFORD SPECIAL SITUATIONS
                           1996 INSTITUTIONAL, LP
                         By:  Wexford Management LLC,
                              its investment manager

                              By:  /s/Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title: Senior Vice President


                         WEXFORD-EURIS SPECIAL SITUATIONS
                           1996, LP
                         By:  Wexford Management LLC,
                              its investment manager

                              By:  /s/Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title: Senior Vice President



                         WEXFORD SPECIAL SITUATIONS
                           1996 LIMITED
                         By:  Wexford Management LLC,
                              its investment sub-advisor

                              By:  /s/Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title: Senior Vice President


                         WEXFORD ADVISORS, LLC

                              By:  /s/Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title: Vice President


                         WEXFORD EURIS ADVISORS, LLC

                              By:  /s/Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title: Vice President


                              /s/ Charles E. Davidson
                              Charles E. Davidson

                              /s/Joseph M. Jacobs*
                              Joseph M. Jacobs








_____________________________________
*By Arthur H. Amron, attorney-in-fact

                    EXHIBIT II

                    POWER OF ATTORNEY


          The undersigned, Joseph M. Jacobs, hereby irrevocably

constitutes and appoints Arthur H. Amron, whose address is c/o

Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT

06830, as my true and lawful attorney, with full power and

authority, in my name, place and stead, as fully as could I if personally present and acting:

          (a) to act on my behalf with respect to all matters

relating to any Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Mark Solutions,

Inc.; and

          (b) generally to execute, deliver and file all

certificates, documents and filings, and to do all things and to take or forego any action which he may deem necessary or

desirable in connection with or to effectuate the foregoing.


          IN WITNESS WHEREOF, the undersigned has executed this

Power of Attorney this 12th day of June, 1997.


                              /s/Joseph M. Jacobs
                               Joseph M. Jacobs